PPL Corporation	Exhibit 21
Subsidiaries of the Registrant
At December 31, 2025

The following listing of subsidiaries omits subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2025.

Company Name	State or Jurisdiction of
Business Conducted under Same Name	Incorporation/Formation

CEP Reserves, Inc.	Delaware

Kentucky Utilities Company	Kentucky and Virginia

LG&E and KU Capital LLC	Kentucky

LG&E and KU Energy LLC	Kentucky

Louisville Gas and Electric Company	Kentucky

PPL Capital Funding, Inc.	Delaware

PPL Electric Utilities Corporation	Pennsylvania

PPL Energy Funding Corporation	Pennsylvania

PPL Energy Holdings, LLC	Delaware

PPL Rhode Island Holdings, LLC	Delaware

PPL Subsidiary Holdings, LLC	Delaware

The Narragansett Electric Company	Rhode Island